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                                                                       EXHIBIT 5

(LOGO)
                                                American Business Products, Inc.
                                   POST OFFICE BOX 105684 ATLANTA, GEORGIA 30348
                                                                  (770) 953-8300

                                January 21, 2000

To the Shareholders of
American Business Products, Inc.:

     On January 13, 2000, American Business Products, Inc. (the "Company") entered into an Agreement and Plan of Merger (the "Merger Agreement") with Mail-Well, Inc., a Colorado corporation ("Mail-Well"), and its wholly-owned indirect subsidiary Sherman Acquisition Corporation, a Georgia corporation ("Purchaser"), that provides for the acquisition of all of the common stock, par value $2.00 per share, of the Company (the "Shares" or, individually, a "Share") by Purchaser at a price of $20.00 per Share net to the seller in cash. Under the terms of the proposed transaction, Purchaser has commenced a tender offer (the "Offer") for all outstanding Shares at a price of $20.00 per Share net to the seller in cash. The Offer is currently scheduled to expire at 12:00 midnight, Eastern Standard Time, on February 18, 2000, unless extended.

     Following the successful completion of the Offer and upon approval by the affirmative vote of holders of a majority of the Shares, if required, Purchaser will be merged with and into the Company (the "Merger") and all Shares not purchased in the Offer, other than Shares held by the Company, Mail-Well, or any of their respective subsidiaries or Shares as to which appraisal rights have been exercised, will be converted into the right to receive, without interest, an amount in cash equal to $20.00 per Share.

     YOUR BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY AND DETERMINED THAT THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE OFFER AND THE MERGER, ARE FAIR TO AND IN THE BEST INTERESTS OF THE COMPANY'S SHAREHOLDERS. THE BOARD OF DIRECTORS RECOMMENDS THAT THE COMPANY'S SHAREHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER.

     Accompanying this letter is a copy of the Company's Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company with the Securities and Exchange Commission. The Board of Directors of the Company has received an opinion of Goldman Sachs & Co., financial advisor to the Company, to the effect that, as of the date of such opinion and based on and subject to the matters stated in such opinion, the $20.00 per Share in cash to be received by holders of Shares in the Offer and the Merger is fair, from a financial point of view, to such holders. A copy of such opinion setting forth the assumptions made, procedures followed, matters considered, and limits on the review undertaken is attached as Annex A to the Schedule 14D-9, and shareholders are urged to read such opinion in its entirety.

     Please refer to the Offer to Purchase and related materials of Purchaser, including a Letter of Transmittal sent to you under separate cover, for use in tendering Shares. These documents set forth the terms and conditions of the Offer and provide instructions as to how to tender your Shares. If you have any questions regarding these instructions, please call Morrow & Co., Inc. at (800) 566-9061.

     WE URGE YOU TO READ THE ENCLOSED DOCUMENTS CAREFULLY.

     The management and directors of the Company thank you for the support you have given the Company.

                                          Sincerely,

                                          /s/ HAROLD R. SMETHILLS
                                          Harold R. Smethills
                                          Chief Executive Officer